SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Taxpayer ID (CNPJ): 42.150.391/0001-70

Company Registry: 29.300.006.939

Publicly Held Company

MATERIAL FACT

Braskem S.A. ("Company" or "Braskem"; Ticker B3: BRKM3, BRKM5 and BRKM6; NYSE; BAK; LATIBEX: ZBRK), following up on the Material Facts disclosed on April 20 and 23 and June 3 and 5, 2026, hereby informs its shareholders and the market in general that, at the Extraordinary General Meeting held on June 8, 2026 ("EGM"), the election of the new members of the Company's Board of Directors was approved, for the term of office that will end at the 2028 Annual General Meeting.

Also on June 8, 2026, a meeting of the new Board of Directors elected at the EGM ("RCA") was held, in which Ms. Magda Maria de Regina Chambriard was elected as Chairman and Mr. Hélio Baptista Novaes was elected as Vice-Chairman of the Company's Board of Directors.

The new Board of Directors also approved changes in the composition of the Company’s Statutory Board of Officers for a two-year term of office coinciding with that of the members of the Board of Directors, ending at the first Board of Directors meeting to be held after the 2028 Annual General Meeting, as indicated below:

(i)	Mr. Helcio Tokeshi was elected to the position of Chief Executive Officer;
(ii)	Mr. Carlos Augusto Machado Pereira de Almeida Brandão was elected to the position of Chief Financial and Investor Relations Officer;
(iii)	Mr. Nir Lander was re-elected to the position of Corporate Affairs Officer;
(iv)	Mr. Luiz Gustavo Perrotti Rossato was elected to the position of Transformation Officer;
(v)	Mr. Carlos Plachta was re-elected to the position of Consumer Market and Logistics Officer;
(vi)	Mr. Raphael Franco de Campos was re-elected to the position of Chief Operating Officer; and
(vii)	Ms. Camilla Tedeschi de Toledo Tápias was elected to the position of General Counsel.

The curriculum vitae and qualifications of the members elected to the Company's Board of Executive Officers indicated above are contained in Exhibit I of this Material Fact.

As a result of the approved amendments, Messrs. Roberto Prisco Paraiso Ramos, Felipe Montoro Jens, Geraldo Magela de Moraes Vilaça Netto, and Stefan Lanna Lepecki, leave their respective positions, to whom Braskem and its members thank for their coexistence and leadership over the past few years.

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Mr. Marcio Pitzer was also appointed as Compliance and Conformity Officer, whose curriculum vitae and qualifications are also listed in Exhibit I.

Additional information can be obtained from the Investor Relations Department by calling (11) 3576-9531 or by e-mail braskem-ri@braskem.com.br.

São Paulo, June 9, 2026

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial and Investor Relations Officer

Braskem S.A.

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 FORWARD-LOOKING STATEMENTS

This Material Fact may contain forward-looking statements. These statements are not historical facts and are based on the Company's management's current view and estimates of future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings on the Company's business, financial condition and results of operations. The words "anticipates", "believes", "estimates", "expects", "plans", "objective" and other similar expressions, when referring to the Company, are intended to identify forward-looking statements. Statements regarding the possible outcome of legal and administrative proceedings, implementation of operating and financing strategies and investment plans, guidance for future operations, the objective of expanding its efforts to achieve the macro sustainable objectives disclosed by the Company, as well as factors or trends affecting the Company's financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to a number of risks and uncertainties, many of which are beyond the Company's control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on a number of assumptions and factors, including, but not limited to, general economic and market conditions, industry conditions, operating factors, availability, development and affordability of new technologies. Any change in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact on the Company's business, employees, contractors, shareholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to the reports filed with the Brazilian Securities and Exchange Commission (CVM), in particular the factors discussed in the sections for a full discussion of the risks and other factors that may impact any forward-looking statements contained herein. This Material Fact is not an offering of securities for sale in Brazil, any securities may not be offered or sold in Brazil without registration or exemption from registration, any public offering of securities to be made in Brazil will be prepared by means of a prospectus that may be obtained from Braskem and which will contain detailed information about Braskem and the management, as well as the financial statements.

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 Exhibit I

Helcio Tokeshi

Hélcio Tokeshi was elected as Braskem’s Chief Executive Officer and serves as a Managing Director at IG4 Capital. He served as Chief Executive Officer of CLI – Corredor Logística e Infraestrutura S.A. from January 2021 to February 2026, member of the Board of Directors of Instituto Opy de Saúde from February 2020 to June 2024 and, subsequently, served as a board advisor from July 2024 to March 2026. He also served as a member of the Board of Directors of Iguá Saneamento from January 2019 to April 2021 and as Chairman of its ESG Committee from August 2020 to April 2021. Previously, Hélcio Tokeshi served as Secretary of Finance of the State of São Paulo from September 2016 to May 2018. He also served as Chairman of the Board of Companhia Paulista de Parcerias (CPP) from October 2017 to January 2019 and of Companhia Paulista de Seguros (COSEP) from October 2017 to March 2019. Prior to that, he was a Director at GP Investments from February 2014 to January 2016 and Chief Executive Officer of EBP – Estruturadora Brasileira de Projetos from December 2008 to December 2013. Earlier in his career, Hélcio Tokeshi worked at McKinsey & Company as Associate Principal from July 2006 to November 2008, Engagement Manager from January 2001 to June 2004, and Associate from September 1999 to December 2000. He also served as Secretary for Economic Monitoring at Brazil’s Ministry of Finance from August 2004 to May 2006 and was a member of the boards of Brasilveículos and Caixa Econômica Federal from June 2004 to May 2006, as well as a board member of Empresa de Pesquisa Energética from August 2004 to May 2006. He began his international career as an Economist at the World Bank, where he served from January 1997 to July 1999. Hélcio Tokeshi completed his doctoral studies in Economics at the University of California, Berkeley, holds a master’s degree in Economics from the State University of Campinas (UNICAMP), and a bachelor’s degree in Economics from the University of São Paulo (USP).

Carlos Augusto Machado Pereira de Almeida Brandão

Carlos Brandão was appointed as Chief Financial and Investor Relations Officer at Braskem and serves, since October 2024, as Managing Partner (Head of Operations) at IG4. Prior to that, he served as Managing Director at IG4 Capital from January 2020 to October 2024. He was Chief Executive Officer of Iguá Saneamento from July 2020 to August 2023. He also served as a member of the Board of Directors of Paranapanema from March 2020 to February 2021 and as Chairman of the Fiscal Council of Sistel from August 2016 to December 2020. Brandão has more than 15 years of experience at Oi S.A., where he held a number of senior leadership positions, including Chief Financial Officer from September 2017 to November 2019, Vice President of Finance from June 2016 to August 2017, Director of International Operations from January 2015 to May 2016, Director of Strategy from October 2011 to December 2014, Senior Planning and Budget Manager from January 2011 to October 2011, Financial Planning Manager from January 2009 to January 2011, Business Development Manager from December 2007 to January 2009, Business Valuation Manager from March 2006 to November 2007, and Revenue Planning Manager from May 2004 to February 2006. Earlier in his career, he served as Financial Planning Specialist at Sendas S.A. from February 2003 to April 2004 and as Senior Financial Planning Analyst at FURNAS – Eletrobras from November 2001 to January 2003. He began his career as a Corporate Finance Trainee at Energisa, where he worked from January 2001 to November 2001. Brandão holds a master’s degree in Business Administration from IBMEC and a bachelor’s degree in Business Administration from the Federal University of Juiz de Fora (UFJF).

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Nir Lander

Nir Lander was reelected as Braskem’s Corporate Affairs Officer. He joined Braskem in December 2024 as Vice President of Compliance and Internal Audit, and since July 2025 has been Vice President responsible for the People, Communication, and Procurement areas. He has over 24 years of professional experience, mostly in Compliance, Internal Audit, and Risk Management, in which he holds international specializations and certifications. Nir structured and led the Compliance and Internal Audit areas at Ocyan for more than 2 years, and previously at Telemar/Oi, where he began his career and held various strategic and complementary roles over 15 years. Before joining Braskem, he served as Vice President of People and Corporate Management at Ocyan for 6 years, also overseeing Communication, Procurement, IT, and Administrative areas. He holds a degree in Electrical and Telecommunications Engineering from CEFET/RJ, a postgraduate degree in Information Security from UNI-Rio, an MBA in Business Management from IBMEC, and international leadership certifications from Wharton Business School and Columbia Business School.

Luiz Gustavo Perrotti Rossato

Luiz Rossato was appointed as Braskem’s Transformation Officer. He has 28 years of experience in legal and business leadership (14 years at the C-level) in both national and multinational companies in Brazil and Europe. His most recent roles include CLO/Director at Atvos S.A. (2023 to 2025); CSO/Investor Relations at Via S.A. (2021 to 2022); CSO/M&A at RHI Magnesita, Vienna (2017 to 2020); and Executive Vice President at Magnesita (2008 to 2017). Luiz Rossato has expertise in M&A, corporate strategy, compliance, governance, restructuring, and investor relations. He holds a Law degree from Instituto Presbiteriano Mackenzie (2002), completed the Advanced Management Program at The Wharton School (2013), and the Advanced Management Program at Harvard Business School (2021).

Carlos Plachta

Carlos Plachta was re-elected as Braskem’s Consumer Market and Logistics Officer, having joined the Company’s Statutory Board on May 6, 2026, with responsibility for the Consumer Market and Logistics functions. He previously served as an independent full member of the Company’s Board of Directors from April 29, 2024 to April 29, 2026, upon nomination by Petrobras. Carlos Plachta holds a degree in Chemical Engineering from the Federal University of Rio de Janeiro. He has been a partner, Chief Executive Officer and Board Member of Indústrias Químicas Taubaté S.A. since 2006. He was also a partner at Hidroclean Ltda. from January 1999 to July 2003. He has extensive experience in the preparation and review of engineering documentation; monitoring and optimization of field production; scale up processes from laboratory to pilot and industrial scale; and project management, including expansion projects for methanol units at Prosint (Rio de Janeiro), Metanor (Bahia), and Coppenor (Bahia), as well as the expansion of the primary distillation tower at the Manguinhos Refinery (Rio de Janeiro). Additionally, he has experience in commercial operations, finance, cost management, and turnaround processes.

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Raphael Franco de Campos

Raphael Campos was reelected as Braskem’s Chief Operating Officer, having joined the Company’s statutory Board on May 6, 2026, with responsibility for Operations functions. Raphael Campos previously served as General Manager of the Paulínia Refinery and, prior to that, as General Manager of the Capuava Refinery. Throughout his career, he has also held the position of Deputy General Manager of the Duque de Caxias Refinery and served as General Manager of the Landulpho Alves Refinery, in the State of Bahia. In addition, he holds a certification in Reliability Engineering and Maintenance from the Society for Maintenance & Reliability Professionals (United States) (2025). He completed executive education programs at Harvard Business School, including Leading and Building a Culture of Innovation (2024) and Strategy: Building and Sustaining Competitive Advantage (2025). Raphael holds a degree in Chemical Engineering from the Methodist University of Piracicaba, an MBA in Strategy from COPPEAD/UFRJ (2023), and has completed a Leadership Development program through Harvard Business School’s Harvard ManageMentor (2020).

Camilla Tedeschi de Toledo Tápias

Camilla Tedeschi de Toledo Tápias was elected as Braskem’s General Counsel. She is a lawyer and previously served as a consultant at IG4 Capital. She has over 20 years of experience in the telecommunications sector and, in her most recent executive role, was responsible for Institutional Relations, Sustainability, and Legal and Regulatory Affairs as Vice President at Vivo S.A. Camilla Tápias holds a law degree from the University of São Paulo (USP) and a master’s degree from Georgetown University.

Marcio Pitzer

Marcio Pitzer was appointed as Braskem’s non-statutory Compliance and Conformity Officer. He has served as the Company’s Vice President of Compliance and Audit since June 2025 and has over 25 years of experience in Internal Audit, Compliance, Risk Management, Investigation and Fraud Prevention and Internal Controls, developed in large corporations. He served as Director of Internal Audit in Americanas S.A. from March 2024 to June 2025; Director of Internal Audit, Internal Controls and Compliance in Ligh Serviços de Energia S.A., from August 2019 to February 2024. Prior to that, he served for 18 years at Oi/Telemar – Tele Norte Leste S.A. where he held several leadership positions, including as Director of Internal Audit between 2015 and 2019 and Director of Special Services between 2014 and 2025. Also, he was a member of the Audit, Compliance and Risk Committee at Norte Energia from June 2020 to February 2024 and as a Board Member of Sistel Foundation from September 2015 to December 2020. Additionally, he was a Board Member at Rede Conecta and SEREDE – Empresa de Serviços de Manutenção e Instalação de Telefonia, between April 2018 and May 2019. Marcio Pitzer holds a bachelor’s degree in Computer Science from Universidade Católica de Petrópolis (UCP), a postgraduate degree in Computer Network from PUC-RJ, an MBA in Finance and Controllership from FGV/RJ and a Master’s degree in Business Administration and Development from UNESA.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 9, 2026

BRASKEM S.A.

By:	/s/ Carlos Augusto Machado Pereira de Almeida Brandão

	Name:	Carlos Augusto Machado Pereira de Almeida Brandão
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.